Exhibit (a)(14)
DEADLINE: 6:00 P.M. (Pacific Time) April 20, 2007 (unless we extend the Offer)
To all Employees Eligible Who Have NOT Submitted Their Letter of Transmittal Offer to Amend or Replace Eligible Options:
As of April 12, 2007, Shareholder Services has not received an executed Letter of Transmittal from you.
As a reminder, 6:00 p.m. (Pacific Time) on April 20, 2007 is currently the deadline for you to tender your Eligible Options for amendment or replacement pursuant to the formal offer made by Broadcom Corporation to amend or replace those options dated March 21, 2007 (the “Offer”). The Offer document is located on the Broadcom Intranet at http://intranet.broadcom.com/stock/docs/Offer_Document.pdf.
If you decide to tender one or more of your Eligible Options for amendment or replacement pursuant to the Offer, you must properly complete and duly execute your Letter of Transmittal and deliver it via mail, interoffice, or hand deliver to:
Broadcom Corporation
Attn: Shareholder Services
5300 California Avenue
Building 2, Floor 3
Irvine, California 92617
Alternatively, you may deliver your completed and signed Letter of Transmittal via facsimile by using the following facsimile numbers: (949) 926-8087 or (949) 926-9251.
The submission must be made by the deadline indicated above. The Company cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems.
If you do not want to tender your Eligible Options, you will have to take other action on your own to bring your Eligible Options into compliance with Section 409A of the Internal Revenue Code, if you are to avoid any potential adverse tax consequences with respect to those options. Those potential adverse tax consequences are described in the Offer document. You will be solely responsible for any tax penalties, interest payments or other liabilities that you may incur under Section 409A with respect to any Eligible Options that you do not tender for amendment or replacement pursuant to the Offer.
Again, the Company urges you to respond early to avoid any last minute problems. Shareholder Services will send a confirmation via e-mail once we receive a successful executed Letter of Transmittal. The Letter of Transmittal MUST BE RECEIVED by Shareholder Services before the deadline noted above.